FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

75/04 26 July 2004

BOARD CHANGES AT ABBEY NATIONAL PLC

Abbey National plc (“Abbey”) announces that Stephen Hester, Chief Operating Officer, will be leaving the company to take up the position of Chief Executive of The British Land Company plc. The date of his departure is yet to be determined.

Luqman Arnold, Abbey’s Chief Executive, said “Stephen has been important in the restructuring of Abbey, particularly in resolving many of the serious risks we faced in our life businesses, wholesale bank, and in regulatory compliance. The sheer scale and complexity of this task have been vast, and I am immensely fortunate that Stephen was here to take it on. He will be a huge asset to British Land, and I wish him well for the future.”

Stephen Hester said “The last two years at Abbey have given me a fascinating opportunity to help the company through its major restructuring. The key tasks I was charged with are done, so it is a natural time for me to take on something new. I know British Land well and I am excited to be joining the company.”

Stephen joined Abbey in May 2002 as Finance Director. His remit was widened in February 2003, when he became Chief Operating Officer.

Ends

Abbey Investor Relations
Jon Burgess	020 7756 4182

Abbey Media Relations
Christina Mills	020 7756 4212
Matt Young	020 7756 4232

Finsbury (for British Land)
Ed Orlebar or Roland Rudd	020 7251 3801

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 26 July 2004	By: /s/ Jonathan Burgess
Jonathan Burgess Head of Investor Relations